March 27, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attn:	Maryse Mills-Apenteng
Barbara C. Jacobs

Re:	Palm, Inc.
Form 10-K for Fiscal Year Ended May 30, 2008
Filed July 25, 2008
File No. 000-29597

Dear Ms. Mills-Apenteng and Ms. Jacobs:

Palm, Inc. (“Palm”, the “Company”, “our” or “we”) is submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) in its letter dated February 27, 2009 regarding our Form 10-K filed with the Commission on July 25, 2008.

For your convenience, we have repeated the Staff’s comments in italic type and have included our response to the Staff’s comments immediately below the applicable comment.

Form 10-K for the Fiscal Year Ended May 30, 2008

Item 1.	Business

1.	We note your risk factor disclosures on page 17 stating that “failure to meet wireless carrier and governmental or regulatory certification” could harm your ability to compete. We further note your disclosure on page 27 indicating that you are subject to “increasingly stringent laws, standards and other regulatory requirements” and that the costs of compliance or failure to comply could also harm your business. The business section, however, includes only a brief reference to “various environmental and other regulations” on page 9 under the subheading Manufacturing and Supply Chain. Please confirm that in future filings you will discuss the impact of governmental regulations and certification requirements on your business in this section of your document to the extent material.

Response: Palm described its principal certifications and regulations in the risk factors section of its filings, because Palm believes that these elements of its business are most appropriately described in the context of risks to its business. However, based on the Staff’s comment, Palm will discuss the impact of governmental regulations and certification requirements on its business in the business section of future Annual Reports on Form 10-K to the extent material.

2.	We note references in the business section and in risk factors to your reliance on sole source suppliers as well as on key technologies from third-party software licenses. We further note your discussion on page 20 regarding your reliance on Qualcomm chips, chipsets and software. Please provide us with your analysis as to whether you are substantially dependent on any such suppliers, third-party licenses, other than Palm OS and Windows Mobile OS, or Qualcomm components. If you conclude that you are substantially dependent with respect to any of these third parties, tell us whether you have filed all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: Palm respectfully advises the Staff that although Palm relies on sole source suppliers for certain of the components for its products and on key technologies from third-party software licenses, the current suppliers for such components and technologies (other than Palm OS and Windows Mobile OS) either (i) do not represent suppliers of components or technologies on which Palm is substantially dependent or (ii) do not have direct contractual relationships with Palm that would require a filing pursuant to Item 601(b)(10) of Regulation S-K. Palm generally has multiple products, each of which has a large number of components and technologies that vary from product to product and that are generally sourced from different suppliers. As a result, Palm regards all of its supplier arrangements to be in the ordinary course of its business. The importance of any component or technology and its third-party supplier to any product and to Palm’s overall operating results is similarly diluted. Even with respect to sole source suppliers, Palm often has an identified, readily available alternative. Palm’s products and components requirements also shift often given the competitive nature of the smartphone market and the relatively short product lifecycles of smartphones. As discussed in its risk factors, Palm has contractual relationships with some but not all of its vendors, including some but not all of the sole source suppliers. Given the number of products, the number of components and technologies and the varying importance of any particular component, technology or product, Palm believes that it is not substantially dependent on any third-party supplier with which it has a contractual relationship, including sole source suppliers and licensers of key technologies. Palm believes that the only exception, on a historical basis, would be ACCESS Systems with respect to the Palm OS.

Intellectual Property, page 10

3.

We note your discussion of your most significant licenses, i.e., Palm OS from Access Systems Americas, Inc. and Windows Mobile OS from Microsoft, on which your “product strategy is substantially dependent.” We note further that you have filed the agreements with Access as exhibits to the Form 10-K. Please file the Microsoft agreement(s) or tell us how you determined that any agreement(s) with Microsoft regarding the Windows Mobile license need not be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, please include a brief summary of the material terms of the significant license agreements in future filings.

Response: As described in the strategy section of Palm’s business description, one of the Company’s strategies has been to deliver a range of product choices around a choice of platforms, including operating systems. Palm respectfully submits that saying that the Company’s product strategy is substantially dependent on providing a choice of operating systems is not the same as saying that Palm’s business is substantially dependent on the license agreements for any of those operating systems or the terms and conditions set forth in those agreements. A dual or multiple operating system, or OS, strategy provides Palm with leverage in its negotiations with the OS providers and security if Palm’s customers or end users reject products based on a particular OS or Palm otherwise is unable to rely on or sell products based on one of the OS. Certain OS are also more accepted in certain geographies and provide Palm’s customers with a choice.

At the time Palm filed the ACCESS Systems agreements, all of Palm’s products were dependent on a single OS and the operations supporting the OS were being spun-off from Palm to a related party. At the time Palm entered into the original Microsoft OS license agreement in 2005, the Company had no sales or revenue from products incorporating the Microsoft OS on which to determine the materiality of the license. Since entering into the Microsoft agreement, the Company’s mix of revenues has shifted from quarter to quarter between products based on the two operating systems, though a majority of the Company’s products have continued to be based on the Palm OS. Furthermore, since Palm entered into the original Microsoft agreement, the revenue derived from products incorporating the Microsoft OS has represented less than 30% of the Company’s total revenues. As a result, Palm believes that the Company is not substantially dependent on the Microsoft agreement and that it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

With respect to the material terms of the Microsoft agreement, since entering into this agreement Palm has disclosed such terms in past filings of our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q, including the nature of the agreement, the effective dates, Palm’s minimum commitment liability and the amount of payments made to this licenser to date. Palm respectfully informs the Staff that the original agreement with Microsoft expired at the end of November 2008 and was replaced by a new agreement which was entered into in December 2008. Palm will continue to disclose the material terms of the new agreement in the notes to its consolidated financial statements and the liquidity and capital resources section of the management discussion and analysis section, or MD&A.

Item 1A.	Risk Factors

We are highly dependent on wireless carriers… page 15

4.	Please tell us whether you have entered into agreements with any of the wireless carriers referenced in this risk factor that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, include in the business section of future filings a brief discussion of the material terms of any such agreements.

Response: Palm currently has and throughout its presence in the smartphone market has had numerous carriers selling its smartphone products. Given the large number of carrier relationships that Palm currently has and has had in the past, Palm believes that such carrier agreements are within the ordinary course of its business and thus not required to be filed. While some of these relationships and related agreements may be material at any given time – particularly among the major carriers in the United States where Palm has the majority of its sales and the highest level of customer concentration – that materiality typically cannot be predicted in advance and often shifts dramatically from quarter to quarter as products become more or less popular, as Palm launches new products, as Palm launches existing products with more carriers and as Palm’s products move through their relatively short lifecycles. Moreover, the existence of continuing agreements with wireless carriers generally does not ensure the quantity of products that may be purchased at any point during that contract. Over our past three fiscal years, our three largest wireless carrier accounts in the United States have ranged from 11% to 41% of our revenues. The variance from quarter to quarter is even greater. The most significant of Palm’s carrier accounts in terms of revenue concentration, Sprint, was the Company’s first wireless carrier agreement. That agreement was filed by Handspring, Inc., which Palm acquired in 2003, and is publicly available as part of Handspring Inc.’s (File No. 000-30719) exhibit 10.16 in the Quarterly Report on Form 10-Q filed November 12, 2002. For the periods reflected under its Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, Palm believes that its business has not been substantially dependent on any of its carrier contracts. Therefore, Palm does not believe there are any carrier agreements that it is required to file pursuant to Item 601(b)(10) of Regulation S-K.

Palm has described the material terms of its carrier contracts in the relevant sections of its periodic filings, including the business section and risk factors section. Based on the Staff’s comment, Palm will include in the business section of future Annual Reports on Form 10-K a brief statement of the types of key terms set forth in carrier contracts.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and Executive Summary, page 36

5.	Given that your total revenues have declined year over year for all of the years covered in MD&A, it would appear that a discussion of this trend, the underlying contributing factors and any associated restructuring actions, such as decreases in headcount, is warranted in the executive summary, especially given your assertion on page 37 that management believes the market dynamics are “generally favorable” to your business. Please tell us what consideration you gave to discussing this revenue trend and related factors in the executive summary.

Response: The Commission’s December 2003 guidance on MD&A, as set forth in Release No. 33-8350, recommended that companies include a plain English executive summary that describes the most important matters on which the Company’s executives focus in evaluating financial condition and operating performance and that provides context for the remainder of the discussion. The Commission’s December 2003 guidance further reminded companies that MD&A must include disclosure of certain known trends. Palm respectfully submits that it has followed the Commission’s guidance by providing information in the executive summary on how the Company’s executives evaluate the financial condition and operating performance of the Company and providing context for later discussion and then providing a discussion of revenue trends and the underlying contributing factors for those trends under the results of operations/revenues section of MD&A.

In Palm’s executive summary, it states that “We believe the mobile lifestyle solutions market dynamics are generally favorable to us.” Based on the information disclosed in the fiscal year 2008 Annual Report on Form 10-K, smartphone sales constitute more than 80% of the Company’s revenues. In June 2008, Canalys released its Worldwide Smart Mobile Device Forecasts, which indicated that, even in the current economic recession, smartphone sales were expected to grow by 26% over the next 12 months. Palm believes this projected market growth is the result of consumers shifting away from traditional cell phones toward more data centric converged devices and taking advantage of the advancing speed of wireless data networks and the proliferation of advanced wireless data applications. Palm’s smartphone products are examples of such converged devices. Furthermore, Palm believes that the opportunity for further hardware differentiation among smartphone companies is limited and that future differentiation will favor companies with software and integration expertise – companies such as Palm. Palm believes that the statement in the executive summary provides an overview of the opportunity in the market in which Palm operates. Palm describes the Company’s operations in this market – including revenue declines, underlying contributing factors and the effects of restructuring and headcount reductions - in the results of operations section of MD&A.

Results of Operations

Comparison of Fiscal Years Ended May 31, 2008 and 2007, page 43

6.	You attribute the decrease in unit shipments primarily to a decline in traditional handheld unit shipments as a result of the declining handheld market and state further that management expects your handheld business to continue to decline in fiscal year 2009. Please tell us what consideration you gave to describing the reasons for this decline pursuant to Item 303(a)(3)(ii) of Regulation S-K.

Response: Palm respectfully informs the Staff that it has considered the guidance in Item 303(a)(3)(ii) of Regulation S-K by providing disclosure to meet the following requirement [emphasis added]

Describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. If the registrant knows of events that will cause a material change in the relationship between costs and revenues (such as known future increases in costs of labor or materials or price increases or inventory adjustments), the change in the relationship shall be disclosed.

Palm respectfully advises the Staff that the decline in its handheld business is due to a market-wide decline in consumer demand of handheld products. Palm believes this is a result of consumers shifting away from traditional handheld products such as personal digital assistants (PDAs) toward converged devices, which include the functionality of traditional handheld products plus additional features such as a full-featured mobile phone, camera or wireless modem capabilities. Palm’s smartphone products are examples of such converged devices. Palm will expand its disclosure beginning with its Quarterly Report on Form 10-Q for the quarter ended February 27, 2009 as follows (additions to the current disclosure have been underlined):

We expect our handheld business to continue to decline ~~in~~ through fiscal year 2009 and future years as a result of demand shifting to voice/data converged products and the maturity of our handheld products.

Liquidity and Capital Resources, page 54

7.	We note your discussion of liquidity and capital resources provides comparative information for fiscal years ended May 31, 2008 and 2007 but does not provide comparative information for fiscal years ended May 31, 2007 and 2006. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

Response: Palm respectfully informs the Staff that, on a prospective basis for the full fiscal years disclosed in each filing, Palm will include a comparative discussion of the liquidity and capital resources as it relates to the prior year.

8.	Tell us whether you had any off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K. In future filings, you may wish to include an affirmative statement to this effect in a separately-captioned section.

Response: As of May 31, 2008, Palm respectfully advises the Staff that Palm had no off-balance sheet arrangements pursuant to Item 303(a)(4) of Regulation S-K.

9.	You indicate you had $234.1 million in cancelable and non-cancelable purchase commitments for your suppliers’ on-hand inventory and components at May 31, 2008. Please explain to us how you considered including the non-cancelable portion of these commitments in your contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K.

Response: Palm respectfully directs the Staff to page 57 of the liquidity and capital resources section, where it states:

…… In certain instances, these agreements allow us the option to cancel, reschedule and/or adjust our requirements based on our business needs…only a portion of our purchase commitments arising from these agreements may be non-cancelable and unconditional commitments.

Palm respectfully informs the Staff that it is unable to readily determine how much of its purchase obligations are cancelable or non-cancelable. Accordingly, in considering the guidance provided in Item 303(a)(5) of Regulation S-K, since the amount of non-cancelable commitments was not determinable, the total amount was included in a paragraph disclosure below the contractual obligations table. Since a portion of the amount disclosed represents non-cancelable commitments, Palm will include the total cancelable and non-cancelable purchase commitments in the tabular disclosure of contractual obligations in the liquidity and capital resources section of its future Annual Reports on Form 10-K filings.

Item 15.	Exhibits, Financial Statement Schedule, page 106

10.	We note that although you identified Sprint Corporation, Verizon Wireless and AT&T as significant customers, each of which accounted for more than 10% of your revenues and one of which accounted for 41% of your revenues in fiscal year 2008, you have not filed any agreements with these customers as exhibits to the Form 10-K. Please file these agreements or tell us how you determined that any such agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response: Palm respectfully advises the Staff that, as discussed in the Company’s response to comment #4 above, Palm believes that is has filed all exhibits required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

In connection with our responses we acknowledge:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or our changes to our disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	We will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event you have any additional questions, please contact me directly at (408) 617-7000.

Sincerely,

Palm, Inc.

By:	/s/ DOUGLAS C. JEFFRIES
Douglas C. Jeffries
Senior Vice President and Chief Financial Officer

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